**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 2, 2023**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Symbotic Inc.**

**File No. 005-92415 - CTR#3618**

Symbotic Inc. and Richard B. Cohen submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from an Exhibit to a Schedule 13D filed on June 17, 2022.

Based on representations by Symbotic Inc. and Richard B. Cohen that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 7

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance